

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

October 19, 2018

Via E-mail
Ms. Kelli Gallegos
Chief Financial Officer
Invesco DB US Dollar Index Bullish Fund
3500 Lacey Road, Suite 700
Downers Grove, Illinois 60515

> Re: **Invesco DB US Dollar Index Bullish Fund**
>   **Form 10-K for the fiscal year ended December 31, 2017**
>   **Filed February 28, 2018**
>   **File No. 001-33314**

Dear Ms. Gallegos:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities